April 27, 2021

David Gessert

Staff Attorney

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Jackson Financial Inc.

Amendment No. 1 to Form 10

Filed April 16, 2021

File No. 001-40274

Dear Mr. Gessert:

This letter sets forth the responses of Jackson Financial Inc. (the “Registrant”) to the comments contained in your letter, dated April 21, 2021, relating to Amendment No. 1 to the Registration Statement on Form 10, filed by the Registrant on April 16, 2021 (“Amendment No. 1” and, as amended, the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

Amendment No. 1 to Form 10 Filed April 16, 2021

Exhibit 99.1

Risk Factors

Legal and Regulatory Risks

Legal and regulatory investigations and actions are increasingly common in our industry and could result in a material adverse effect…, page 70

1.

We note your disclosure related to allegations made by your former Chief Executive Officer and former Chief Financial Officer “relating to certain accounting and financial reporting matters.” Please expand your disclosure to briefly describe the allegations raised, and that you investigated, or advise. Further, please provide similar disclosure and describe the circumstances resulting in the former officers’ separation under Executive Compensation—Separation Agreements, on page 269.

David Gessert	2	April 27, 2021

In response to the Staff’s comment, the Registrant has expanded the disclosure in “Risk Factors” and “Executive Compensation—Separation Agreements” to briefly describe the allegations raised, and investigated, and to describe the circumstances resulting in the termination of employment of the former Chief Executive Officer and former Chief Financial Officer. The Registrant further advises the Staff that the claims made by the former Chief Executive Officer and one of the other former executives were not joined by the former Chief Financial Officer.

Surplus Notes, page 157

2.	Please refer to prior comment 1. Please revise your statement of cash flows to disclose information about the non-cash debt restructuring in accordance with ASC 230-10-50-3.

In response to the Staff’s comment, the Registrant has revised its consolidated statement of cash flows to disclose information regarding the non-cash Debt Restructuring with respect to the transfer of the $2.0 billion surplus note and resulting issuance of shares of Class A common stock, as well as the transfer of the $350 million bank loan and related issuance of shares of Class A common stock that was part of the overall non-cash Debt Restructuring and was settled in a similar manner, as disclosed in Note 22—Equity in the Registrant’s consolidated financial statements. The Registrant views this revision as immaterial to its consolidated financial statements.

Athene Reinsurance, page F-20

3.

Please refer to prior comment 2. We note Section 6.02 (b) of the Coinsurance Agreement, dated as of June 18, 2020, by and between Jackson National Life Insurance Company and Athene Life Re Ltd states that “The Cedant shall retain, maintain, control and own all assets in the Funds Withheld Account.” Please tell us how you considered this contractual right in your analysis of each condition of ASC 860-10-40-5 in your derecognition of assets accounting analysis for the Athene Reinsurance transaction.

While Section 6.02 of the Coinsurance Agreement, dated as of June 18, 2020 (the “Coinsurance Agreement”), by and between Jackson National Life Insurance Company (the “Cedant” or “Jackson National Life”) and Athene Life Re Ltd. (the “Reinsurer” or “Athene”) (previously filed as Exhibit 10.3 to the Registration Statement) does indicate that Jackson National Life has legal title and controls the assets in the Funds Withheld Account, the Registrant believes that other clauses in the contract must also be considered when assessing ASC 860-10-40-5. Further, as indicated in ASC 860-10-40-4, consideration of whether Jackson National Life has surrendered control over the transferred financial assets requires the use of judgment taking into consideration all arrangements or agreements made contemporaneously with, or in contemplation of, the transfer of the financial assets. The effect of such arrangements and agreements with respect to the Registrant’s loss of control over the transferred assets is described below.

David Gessert	3	April 27, 2021

The use of a Funds Withheld Account is a common insurance industry practice that reduces a ceding company’s potential credit risk exposure to a reinsurer by the reinsurer collateralizing its obligations to pay claims on the business assumed by permitting the ceding company to retain legal title to the assets backing the reserves for the business assumed. With this Coinsurance Agreement, the level of control the Cedant has contractually given to the Reinsurer over the transferred assets in the Funds Withheld Account is significant in transferring to the Reinsurer the responsibility to direct the investing activities and determine the appropriate portfolio allocation. This responsibility resides with Apollo Insurance Solutions Group LP (“Apollo” an affiliate of the Reinsurer), as investment manager of the Funds Withheld Account. The ability of Apollo to change the composition of the investment portfolio is a key strategy of the Reinsurer in enhancing the profitability of this block of business.

Subsequent to the initial transfer of the assets to the Funds Withheld Account, the Registrant notes that Apollo has, in fact, made changes to the portfolio without permission needed to be given by the Cedant. Specifically, Apollo sold assets of approximately $15.0 billion and increased its exposure to residential mortgage loans, collateralized loan obligations and foreign currency denominated investments. In addition to controlling the assets held in the Fund Withheld Account, the Reinsurer receives all economic benefits of ownership of the assets (i.e., the beneficial interest) as the risks and rewards of the assets inure to Athene’s sole benefit or cost (see Section 6.02(g) of the Coinsurance Agreement). Finally, the Cedant has only limited access to cash from the Funds Withheld Account, which may only be used to fund benefit payments and other settlements on the policies reinsured under the terms of the Coinsurance Agreement.

The Registrant concluded that the derecognition criteria referenced in paragraph ASC 860-10-40-5 have been met, as described below:

a)	Isolation of transferred financial assets

ASC 860-10-40-5(a) indicates that isolation refers to assets being “put presumptively beyond the reach of the transferor and its creditor, even in bankruptcy or other receivership.” In accordance with the Coinsurance Agreement, the transferred assets were placed in a segregated funds withheld custody account presumptively beyond the reach of the Cedant and its creditors in the event of receivership. This is because the Cedant, and in the event of an insolvency the Cedant’s receiver, would not be permitted to access the funds in the Funds Withheld Account, except to withdraw cash for a very limited number of contractually permitted uses that are for the benefit of the Reinsurer in accordance with the Coinsurance Agreement. In the event there is insufficient available cash, assets would be sold to raise the cash. The Cedant would not participate in the selection of assets to sell, nor would it participate in the sale process. The Cedant is not permitted to withdraw any originally transferred or re-invested assets in the Funds Withheld Account except at the direction of the Reinsurer pursuant to Section 5.04(b)(i) of the Coinsurance Agreement.

David Gessert	4	April 27, 2021

Specifically, Section 6.02(d) of the Coinsurance Agreement discusses the limited circumstances in which the Cedant is permitted to withdraw cash from the Funds Withheld Account, which are solely to reimburse the Cedant for benefits paid to the policyholders of the reinsured policies (i.e. to discharge liabilities owed by Athene), or to receive any quarterly settlement amounts or Funds Withheld Account adjustment from Athene. By its terms, this covenant applies to a receiver in an insolvency of the Cedant, and the covenant precludes any of the Cedant’s creditors from accessing the Funds Withheld Account other than to withdraw cash for retirement of contractually permitted amounts through the Coinsurance Agreement. Further, in the event of insolvency of the Cedant, the Registrant believes that the Michigan Commissioner of Insurance, acting as receiver, is incentivized to accept the Coinsurance Agreement and be bound by the permitted use covenant in order to protect policyholder interests. If the Cedant were to withdraw non-cash invested assets from the Funds Withheld Account, the Cedant would be in violation of the Coinsurance Agreement and the Reinsurer would be entitled to remedies for breach of contract, including injunctive relief.

The Registrant notes that the limited circumstances in which the Cedant is permitted to withdraw cash from the Funds Withheld Account described above, predominantly to pay policy holder claims and dispose of the associated liability, are consistent with a set-off clause common in other types of transfers of financial assets and as stated in ASC 860-10-40-5(a), “A set-off right is not an impediment to meeting the isolation condition.”

In addition, the parties’ intent is to treat the assets in the Funds Withheld Account as sold to and controlled by the Reinsurer and then posted by the Reinsurer as collateral for the benefit of the Cedant. Once the liabilities reinsured by Athene under the Coinsurance Agreement have been extinguished, Athene will receive any assets remaining in the Funds Withheld Account. Specifically, when the Funds Withheld Account Adjustment for the final Quarterly Accounting Period is calculated under Section 5.04(b) of the Coinsurance Agreement, the Funds Withheld Reserves for the period will equal zero and, as a result, the Funds Withheld Balance will be owed to the Reinsurer. Pursuant to Section 5.04(b)(ii) of the Coinsurance Agreement, the Cedant will be required to withdraw cash or assets selected by Athene equal the Funds Withheld Balance (i.e. the book value of the assets in the Funds Withheld Account) and legally transfer such cash and assets to the Reinsurer.

After considering the features of the Coinsurance Agreement described above, the Registrant concluded that the transferred assets were legally isolated from the Registrant at the date of sale.

b)	Transferee’s rights to pledge or exchange

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ASC 860-10-40-5(b) requires the transferee to have the right to pledge or exchange the assets and no condition can both constrain the transferee from taking advantage of its right to pledge or exchange the assets and provide more than a trivial benefit to the transferor. The Reinsurer, as transferee has the right to pledge or exchange the assets, and is not constrained from doing so, and the Cedant does not receive more than a trivial benefit from the assets – in fact it receives no benefit.

Subject to the investment management agreement, Apollo may buy, sell, transfer, or exchange any and all assets within the Funds Withheld Account without prior approval from the Cedant and has authority to pledge assets from the Funds Withheld Account to satisfy margin collateral requirements. In fact, the Reinsurer receives all economic benefits of ownership of the assets (i.e., the beneficial interest) as the risks and rewards of the assets inure to the Reinsurer’s sole benefit or cost.

ASC 860 defines beneficial interests as:

Rights to receive all or portions of specified cash inflows received by a trust or other entity, including, but not limited to, all of the following:

a)	Senior and subordinated shares of interest, principal, or other cash inflows to be passed-through or paid-through

b)	Premiums due to guarantors

c)	Commercial paper obligations

d)	Residual interests, whether in the form of debt or equity

The Registrant believes that Section 6.02(g) of the Coinsurance Agreement clearly transfers the beneficial interests in the Funds Withheld Account to the Reinsurer. Section 6.02(g) of the Coinsurance Agreement states: “The performance of the Initial Funds Withheld Assets from the Effective Time through the Closing Date and, thereafter, the assets maintained in or, with respect to the Boxed Assets and the Transferred Notes, allocated to, the Funds Withheld Account, including all investment income paid or accrued, investment gains or losses, asset hedge gains or losses, defaults and/or statutory impairments, will inure to the sole benefit or cost of the Reinsurer, and any such investment income or gains realized will be deposited into the Funds Withheld Account.”

Further, the Cedant has no ability to earn any return from these assets (i.e. legal title of the assets does not provide any return to or generate any profits for the Cedant).

After considering the above provisions of the Coinsurance Agreement, the Registrant concluded that Athene, as transferee, had the right to pledge or exchange the transferred assets at the date of sale.

David Gessert	6	April 27, 2021

c)	Effective control

The Coinsurance Agreement does not allow, or require, the repurchase of any transferred assets prior to maturity or at a favorable price which would make the repurchase by the Cedant probable. In addition, the Coinsurance Agreement does not provide for the unilateral ability by the Reinsurer to return assets to the Cedant (compared to ASC 860-10-40-5(c) 1 through 3). Apollo acts as agent under the definition in ASC 860-10-40-22A for Athene and does not act on behalf of the Cedant.

The responsibility to direct the investing activities and determine the appropriate portfolio allocation resides with Apollo (see Section 6.02(b) of the Coinsurance Agreement). The ability of Apollo to change the composition of the investment portfolio is a key strategy of Athene in enhancing the profitability of this block of business. Additionally, as described above, the risks and rewards associated with ownership of these assets belong to the Reinsurer (see Section 6.02(g) of the Coinsurance Agreement), and the Cedant may only withdraw cash from the Funds Withheld Account under the specific terms of the Coinsurance Agreement (see Section 6.02(d) of the Coinsurance Agreement). In addition, the Registrant is not responsible for the administrative costs and expenses associated with the Funds Withheld Account (see Section 6.02(c) of the Coinsurance Agreement).

Section 6.02(b) of the Coinsurance Agreement states:

The assets in the Funds Withheld Account shall be managed in accordance with the Funds Withheld Investment Guidelines by Apollo Insurance Solutions Group LP as initial investment manager to provide investment management services with respect to the assets maintained in or, with respect to the Boxed Assets and the Transferred Notes, allocated to, the Funds Withheld Account (the “Investment Manager”) appointed by the Cedant pursuant to an investment management agreement in the form attached as Exhibit E (the “Investment Management Agreement”).

Section 6.02(c) of the Coinsurance Agreement states:

The Reinsurer shall bear the administrative costs and expenses related to the establishment and maintenance of the Funds Withheld Account, including the fees of the Custodian to the extent relating to the Funds Withheld Account, the fees of any investment manager appointed pursuant to Section 6.02 (b) (including any sub-investment manager appointed in accordance with the Investment Management Agreement) and any licensing fees to the extent solely relating to the management of the assets maintained in the Funds Withheld Account.

David Gessert	7	April 27, 2021

The Cedant may only withdraw cash from the Funds Withheld Account under specific circumstances in accordance with Section 6.02(d) of the Coinsurance Agreement, and Section 6.02(e) of the Coinsurance Agreement requires the return of any unauthorized asset withdrawals or the return of any assets withdrawn in excess of the actual amounts required under Section 6.02(d) of the Coinsurance Agreement. The Cedant must pay interest on the amounts required to be returned.

After considering the features of the Coinsurance Agreement described above, the Registrant concluded that the Cedant did not maintain effective control over the transferred assets at the date of sale.

4.

Please also tell us how you determined if you had any continuing involvement with the transferred assets detailing any guidance you considered. If you do not believe you have any continuing involvement, please tell us how you considered the guidance in ASC 860-10 55-79B.

The Registrant confirms that it considered the guidance in ASC 860-10-55-79B, which states:

Examples of continuing involvement include, but are not limited to, all of the following:

a)	Servicing arrangements

b)	Recourse or guarantee arrangements

c)	Agreements to purchase or redeem transferred financial assets

d)	Options written or held

e)	Derivative instruments that are entered into contemporaneously with, or in contemplation of, the transfer

f)	Arrangements to provide financial support

g)	Pledges of collateral

h)	The transferor’s beneficial interests in the transferred financial assets.

The Registrant concluded it does not have continued involvement in the transferred assets as described below:

David Gessert	8	April 27, 2021

a)	No servicing arrangements exist for the financial assets in, or as a result of, the Coinsurance Agreement, as Apollo is servicing the assets within the terms of the investment management agreement;

b)	No recourse or guarantee arrangements exist in, or as a result of, the Coinsurance Agreement;

c)	No agreements to purchase or redeem transferred financial assets exist in, or as a result of, the Coinsurance Agreement;

d)	No options written or held exist in, or as a result of, the Coinsurance Agreement;

e)	No derivative instruments were entered into contemporaneously with, or in contemplation of, the transferred assets, as a result of, the Coinsurance Agreement;

f)	No arrangements to provide financial support exist in, or as a result of, the Coinsurance Agreement;

g)	Per the terms of the Coinsurance Agreement, the Cedant is not permitted to pledge securities held in the Funds Withheld Account as collateral; and

h)

As described in response to the Staff’s comment number 3 above, the Cedant did not retain any beneficial interest in the transferred financial assets, as the Reinsurer retains the rights to any investment income or gains/losses earned on the assets. Apollo, as investment manager and operating pursuant to the investment management agreement, may buy or sell assets in the Funds Withheld Account, without approval from the Cedant, in order to position the portfolio to achieve the risk profile required by the Reinsurer.

In addition to the items mentioned above, the Registrant considered the Coinsurance Agreement as a whole and concluded that there were no other factors that were deemed to impact the determination of continued involvement.

5.

Please refer to prior comment 2. Please tell us if you obtained a true sale opinion from an attorney to support the conclusion that the transferred financial assets in the Athene Reinsurance transaction have been legally isolated. If so, please provide it to us. If not, please tell us how you concluded that the transferred financial assets have been legally isolated.

The Registrant confirms it did not obtain a true sale opinion for this transaction. Among other reasons, this is because customary true sale opinions relate to the status of assets under the U.S. Federal Bankruptcy Code. Jackson National Life, as a Michigan insurance company, is subject to Michigan’s state-law regulatory scheme for insurance companies, and therefore is not subject to the U.S. Federal Bankruptcy Code.

David Gessert	9	April 27, 2021

Additionally, under the terms of the Coinsurance Agreement, Jackson National Life was permitted to retain legal title to the Funds Withheld Account and associated assets. None of the Registrant, KPMG, or the Registrant’s internal or external counsel is aware of a true sale opinion being delivered in a similarly structured coinsurance agreement with a funds withheld feature. The Registrant concluded that the assets have been legally isolated based on the provisions of the Coinsurance Agreement, as described in response to the Staff’s comment number 3 and further below. Specifically, Section 6.02(d) of the Coinsurance Agreement states:

(d)

The Cedant shall have the right to withdraw cash from the Funds Withheld Account, and such cash so withdrawn shall be utilized and applied by the Cedant (or any successor by operation of law of the Cedant, including any liquidator, rehabilitator, receiver or conservator of the Cedant), without diminution because of any insolvency, rehabilitation, conservatorship or comparable status on the part of the Cedant or the Reinsurer, only as follows:

(i)	to pay or reimburse the Cedant for any Benefit Payments paid by the Cedant;

(ii)	to pay any Net Settlement Amounts in accordance with Section 5.04(a); and

(iii)	to pay any Funds Withheld Account Adjustment to the Reinsurer in accordance withSection5.04(b)

The Registrant, including in-house counsel, believes that this provision of the Coinsurance Agreement puts the transferred assets presumptively beyond the reach of Jackson National Life and its creditors, even in the event of insolvency, rehabilitation or conservatorship. As further evidence of isolation of the assets, any amounts withdrawn without mutual agreement from the Reinsurer are contractually required to be returned. Specifically, Section 6.02(e) of the Coinsurance Agreement states:

(e)

The Cedant shall promptly return to the Funds Withheld Account any assets, including investment income and other distributions received on such assets, withdrawn in excess of the actual amounts required in paragraphs (i) through (iii) immediately above or any amounts that are subsequently determined not to be due under such paragraphs (such withdrawals, “Funds Withheld Excess Withdrawals”). The Cedant shall also pay interest on any Funds Withheld Excess Withdrawals, calculated at the

David Gessert	10	April 27, 2021

Interest Rate from and including the date of withdrawal to but excluding the date on which the Funds Withheld Excess Withdrawal is returned to the Funds Withheld Account. Any Funds Withheld Excess Withdrawals, including any investment income and other distributions and interest in respect thereof, shall at all times be held by the Cedant (or any successor by operation of law of the Cedant, including any liquidator, rehabilitator, receiver or conservator of the Cedant) in trust for the benefit of the Reinsurer and shall at all times be maintained separate and apart from any assets of the Cedant, for the sole purpose of funding the payments and reimbursements described in this Section 6.02.

The provisions of the Coinsurance Agreement described above extend to a receiver in the event of the Cedant’s insolvency. The Registrant and its internal counsel believe it is unlikely that the Michigan Commissioner of Insurance, a receiver of a Michigan insurance company like the Cedant, would disavow Section 6.02(d) of the Coinsurance Agreement in an insolvency proceeding because the Funds Withheld Account structure is aligned with the orderly settlement of benefits to policyholders. Further, the Registrant and its internal and external counsel believe it is not possible to obtain a true sale opinion with respect to a funds withheld transaction because legal title continues to reside with the Cedant.

6.

Please refer to prior comment 2. If you determine that the assets should not have been derecognized, please tell us how this determination would impact the accounting for the funds withheld coinsurance agreement with Athene. Specifically tell us if you would continue to recognize the entire realized gain on these assets as well as the other items disclosed on page F-20 in your income statement.

The Registrant and its external auditors, KPMG, believe that derecognition of the assets transferred to the segregated Funds Withheld Account is the appropriate accounting treatment when considering both the form and substance of the Athene Reinsurance Transaction. As noted above, the Registrant indicated significant trading volume in the Funds Withheld Account with approximately $15.0 billion of assets sales in connection with the portfolio repositioning undertaken by Apollo on behalf of the Reinsurer.

Although the Registrant has not determined as such, if it were hypothetically assumed that the Registrant did not meet the criteria for derecognition, then one possible alternative would entail the Funds Withheld Account assets remaining on the Registrant’s consolidated balance sheet as investments with no realized gain on the assets transferred and a liability to the Reinsurer representing the fair value of the assets in the Funds Withheld Account. This presentation would gross up the balance sheet of the Registrant, and the Registrant believes that it would not reflect the significant de-risking achieved by transferring all benefits of ownership in these assets to the Reinsurer. Further, the Registrant believes that this alternative would not align with the economics of the transfer and would result in presenting investments that produce no future income or returns to the Registrant.

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Another possible alternative would be to establish a deposit or collateral asset and a corresponding liability to the Reinsurer that represents the fair value of the assets placed into the segregated Funds Withheld Account. The Registrant believes this alternative would avoid comingling the assets underlying the Funds Withheld Account with the Registrant’s other invested assets and would reflect the fact that all economic benefits of ownership have been transferred to the Reinsurer under the Coinsurance Agreement. However, in the Registrant’s view, this alternative does not correctly reflect the fact that the criteria for derecognition of the assets have been met.

Under either alternative approach, the Registrant believes that the recognition of the ceding commission, cost of insurance and write-off of deferred acquisition costs would remain appropriate under this alternative approach as described in its responses to the Staff’s comments number 10 and number 11 below.

7.	Please also tell us how you accounted for the activity related to the annuity liabilities subject to the reinsurance agreement subsequent to the reinsurance transaction.

The Registrant confirms that its fixed and fixed index annuities (“FIA”) follow the accounting for non-traditional long duration contracts. As a result, premiums collected and claims and surrenders incurred do not impact the Registrant’s income statement, but rather impact the associated liability account value for the policy which is recorded in the Registrant’s consolidated balance sheets. The policyholder liabilities ceded under the Coinsurance Agreement were initially recorded as a reinsurance recoverable on the Registrant’s consolidated balance sheet. Subsequent activity on the underlying business including premiums collected or claims and surrenders paid, result in a corresponding change in the reinsurance recoverable. This activity is subject to monthly settlement with the Reinsurer through withdrawals of cash from the segregated Funds Withheld Account pursuant to the terms of the Coinsurance Agreement and subject to the advance approval of the Reinsurer.

The income statement activity associated with these products includes fees collected from policyholders and interest credited to policyholder accounts, as well as benefit payments and reserve movements associated with FIA lifetime income riders. For those policies subject to the Coinsurance Agreement, the Registrant notes that the net impact within the respective lines of the Registrant’s consolidated income statements is zero consistent with ceding 100% of the activity to Athene.

David Gessert	12	April 27, 2021

8.

Please also tell us why the realized gain of $2,891.0 million does not equal the reduction in accumulated other comprehensive income of $2,815.8 million as detailed in the journal entry on page A-1 of Annex A.

The Registrant notes that, of the $2,891.0 million of realized gains, $2,815.8 million resulted from debt securities, which were previously carried at fair value with the unrealized gains recognized in accumulated other comprehensive income. The difference between the two amounts is due to $75.2 million of realized gains resulting from commercial mortgage loans, which were previously carried at amortized cost and, as a result, the realized gain had no impact on accumulated other comprehensive income.

9.

Please refer to prior comment 2. We note that you recognized a Funds Withheld Asset related to the invested assets and did not derecognize them in your unaudited pro forma balance sheet included in Exhibit 99.1 of your Form 10 filed on December 23, 2020. Noting you did derecognize the invested assets in your audited December 31, 2020 financial statements, please tell us all the facts and circumstances which resulted in your different accounting determination.

The Registrant acknowledges that, in the pro forma balance sheet presentation contained in the Registration Statement submitted on December 23, 2020, it recognized a Funds Withheld Asset and related liability. During the Registrant’s year-end 2020 reporting process, which included further review of the Athene Reinsurance Transaction and the related guidance regarding derecognition of assets, as further described in its response to the Staff’s comment number 3 above, the Registrant concluded that it was not appropriate to record a gross-up of the balance sheet for the Funds Withheld Assets and re-recognize the assets. As previously described, the Registrant transferred all risks and rewards with respect to the assets to the Reinsurer. Although the Cedant retains title to the Funds Withheld Account and the assets therein, the Reinsurer’s affiliated investment manager, Apollo, manages the assets held in the custody account and, ultimately, the total returns of the assets therein inure to the sole benefit of Athene.

This conclusion was also further confirmed following consultations with the Registrant’s external auditors, KPMG. As a result of management’s conclusion in preparing the December 31, 2020 financial statements, the Registrant did not include the respective gross-up in its year-end audited financial statements. Other than this item, all other pro forma items from the December 23, 2020 Registration Statement submission are consistent with how the transaction has been presented in the Registrant’s December 31, 2020 year-end audited financial statements.

10.

Please refer to prior comment 2. We note your analysis related to the immediate recognition of the cost of reinsurance in the income statement. Please tell us why you believe the fact that if the asset were recorded it would not be backed by the insurance contracts and, therefore, there would be no future cash flows is relevant and persuasive information to overcome the US GAAP guidance in ASC 944-40-25-33 that states that reinsurance contracts do not result in immediate recognition of gains. We also note the guidance in paragraph 52 of the basis for conclusions of SFAS 113 specifically addresses coinsurance agreements in which all or substantially all of the risks related to a line of business are reinsured and clearly indicates that immediate recognition is precluded.

David Gessert	13	April 27, 2021

The Registrant acknowledges that the below guidance in ASC 944-40-25-33 prohibits the immediate recognition of gains; however, this guidance is not prescriptive as to the deferral of a loss.

Reinsurance contracts do not result in immediate recognition of gains unless the reinsurance contract is a legal replacement of one insurer by another and thereby extinguishes the ceding entity’s liability to the policyholder.

Furthermore, the Registrant notes that the guidance in paragraph 52 of the basis for conclusions in SFAS 113 is silent as to the recognition of an immediate loss.

As noted in the table below, the Day 1 impact of the transaction resulted in a net reduction in stockholders’ equity reflecting the net impact of the cost of reinsurance and the benefit of the ceding commission. The Registrant determined it was not appropriate to defer this loss based on the following:

(i)

Absence of Future Profits – The future profits on the block of business covered by the Coinsurance Agreement are 100% reinsured to Athene. Therefore, a deferred loss or a deferred acquisition cost asset is not recoverable from future profits on the block of business, as the Registrant would instead have future losses on this block of business, which is not permitted under ASC 944.

(ii)

Immediate Recognition of Losses – While the policies covered by the Coinsurance Agreement are accounted for as long-duration contracts, the Registrant also considered guidance for short-duration contracts, specifically ASC 944-605-25-23, which states “If the amounts paid for retroactive reinsurance for short-duration contracts exceed the recorded liabilities relating to the underlying reinsured short-duration contracts, the ceding entity shall increase the related liabilities or reduce the reinsurance recoverable or both at the time the reinsurance contract is entered into, so that the excess is charged to earnings.”

As a result of the Athene Reinsurance Transaction, the Registrant notes that all economics of the business were ceded to Athene and, based on the intent of both parties and the structure of the Coinsurance Agreement, the potential for recapture of the business ceded is remote. Therefore, no future earnings will emerge for the Registrant on the ceded block of business. As such, the Registrant evaluated whether it was appropriate to recognize the loss as a result of the transaction or defer the cost of reinsurance loss by recording an asset and amortizing over the life of the underlying contracts. The Registrant concluded that, if an asset were established, as a result of the 100% cession of the underlying contracts, there would be no future profits to support the amortization of a deferred loss asset. Accordingly, the Registrant believes it is appropriate to record the entire loss as of the effective date of the Coinsurance Agreement, rather than defer such loss.

David Gessert	14	April 27, 2021

Day 1 impact on stockholders’ equity	(in millions)
Total pretax gain on Athene	$809.4
Income tax expense	(177.3)
Net income	$632.1
Decrease in unrealized investment gains included in AOCI	($2,815.8)
DAC related to unrealized investment gains	535.0
Tax expense on unrealized investment gains	479.0
Net impact to stockholders’ equity	$(1,169.7)

11.

Please also expand and clarify your basis to recognize the ceding commission immediately in the income statement and to write-off deferred acquisition costs immediately in the income statement considering the guidance in ASC 944-30-35-64 does not appear to support immediate recognition in the income statement.

As described in detail above, the Registrant considered the overall negative impact of $1.2 billion to stockholders’ equity, which also included the recognition of the ceding commission and the write-off of the related deferred acquisition costs asset balance. The Registrant does not believe that ASC 944-30-35-64 prohibits immediate recognition in the income statement for coinsurance agreements involving cession of 100% of a block of business.

In accordance with the Coinsurance Agreement, the Registrant received a ceding commission to cover the present value of estimated profits of the business, net of administrative costs, underwriting and business acquisition expenses incurred, which were previously capitalized in accordance with ASC 944. The capitalized balance was intended to be amortized as an expense in a pattern consistent with the gross profits generated from the underlying contracts. As a result of the 100% cession of the underlying contracts, the Registrant notes that no future profits to the Registrant will be generated from this block of business.

As stated in ASC 944-30-35-64, “Proceeds from reinsurance transactions that represent recovery of acquisition costs shall reduce applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized.” Therefore, a ceding company is permitted to offset the proceeds, such as a ceding commission, against the deferred acquisition cost asset, to the extent a component of the proceeds includes reimbursement of policy acquisition costs, which is consistent with the purpose of the ceding commission received. As further described in the Registrant’s response to the Staff’s comment number 10 above, the Registrant considered the impact to its consolidated financial statements as a whole and the resulting decrease to its net assets.

David Gessert	15	April 27, 2021

In addition, the Registrant considered ASC 944-30-35-22, which states:

If, with respect to the asset related to acquisition costs deferred under 944-30-25-1A through 25-1B: for investment contracts described in paragraph 944-30-35-19: it is determined that the amount at which the asset is stated is probably not recoverable, the asset should be reduced to the level that can be recovered.

The Registrant concluded that a write-off of the deferred acquisition costs asset, as it related to all contracts ceded to Athene as part of the Athene Reinsurance Transaction, was appropriate in consideration of the accounting guidance noted above.

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375 or Eric T. Juergens at (212) 909-6301.

Best Regards,

/s/ Peter J. Loughran

cc:	David Gessert

Susan Block

Michael Volley

Amit Pande

U.S. Securities and Exchange Commission

Julia Goatley

Jackson Financial Inc.

Enclosures